Respace, INC. (the "Company") a Washington Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31st, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Respace, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 5, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	2,142
Total Current Assets	2,142
TOTAL ASSETS	2,142
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	3,450
Accrued Interest - Related Party	1,252
Line of Credit - Related Party	75,128
Notes Payable - Related Party	184,395
Total Current Liabilities	264,225
TOTAL LIABILITIES	264,225
EQUITY	
Class F Voting Common Stock	25
Additional Paid in Capital	189,975
Accumulated Deficit	(452,084)
Total Equity	(262,084)
TOTAL LIABILITIES AND EQUITY	2,142

Statement of Operations

	Year Ended December 31, 2022
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	11,256
General and Administrative	68,689
Total Operating Expenses	79,945
Operating Income (loss)	(79,945)
Other Expenses	
Interest Expense - Related Party	1,252
Total Other Expenses	1,252
Earnings Before Income Taxes	(81,197)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(81,197)

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(81,197)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	3,450
Accrued Interest - Related Party	1,252
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,702
Net Cash provided by (used in) Operating Activities	(76,495)
FINANCING ACTIVITIES	
Proceeds from Line of Credit - Related Party	75,128
Net Cash provided by (used in) Financing Activities	75,128
Cash at the beginning of period	3,508
Net Cash increase (decrease) for period	(1,366)
Cash at end of period	2,142
OTHER NON-CASH FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Assumption of Debt upon Formation	184,395
Equity Issuance upon Formation - Class F Common Stock	25
Equity Issuance upon Formation - Paid-in Capital	189,975

Statement of Changes in Shareholder Equity

	Class F Voting Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 10/12/2022 (Inception)	25,000,000	25	189,975	(370,886)	(180,886)
Net Income (Loss)	-	-	-	(81,197)	(81,197)
Ending Balance 12/31/2022	25,000,000	25	189,975	(452,084)	(262,084)

Respace, INC.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Respace, INC, formerly Spases, Inc, ("the Company") was formed in Washington on October 12th, 2022. The Company plans to earn revenue by transforming home ownership through fractional ownership. This involves dividing the ownership of a property into fractional shares that can be sold independently of each other, allowing multiple owners to share the property while still having exclusive access to their own designated portion of the property. This fractional ownership structure allows for significantly lower upfront costs and ongoing maintenance fees compared to full ownership. The Company's headquarters are in Seattle, WA. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 and 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable

income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Upon formation, the Company assumed the debt of a related party loan resulting in a balance of $184,395 as of December 31st, 2022. The loan does not accrue interest and is due on demand.

A related party entered into a line of credit agreement with the Company resulting in a balance of $75,128 as of December 31st, 2022. The line of credit accrues interest at 10% and payment is due upon funding of the entity. The Company accrued interest of $1,252 as of December 31st, 2022, related to this line of credit.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party debt.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$259,523
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 150,000,000 common shares consisting of 100,000,000 Class A Voting Common Stock, 25,000,000 shares of Class F Voting Common Stock, and 5,000,000 Class B Non-Voting Common Stock all with a par value of $0.000001 per share. 11,364,276 Class F Voting Common Stock were issued and outstanding as of December 31st, 2022. There were no Class A Voting Common Stock and Class B Non-Voting Common Stock issued or outstanding as of December 31st, 2022.

Voting: Class F Voting Common Stockholders are entitled to 10 votes for every share they hold. Class A Voting Common Stockholders are entitled to 1 vote for every share they hold. Class B Non-Voting Common Stockholders are not entitled to vote.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 20,000,000 Preferred Stock containing a par value of $0.000001 per share. The Company did not have any Preferred Stock issued or outstanding as of December 31st, 2022. The rights and privileges of Preferred Stock will be determined once issued.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 5, 2023, the date these financial statements were available to be issued.

The Company borrowed an additional $64,312 on the existing line of credit.

The Company issued 615,941 Class A Voting Common Stock.

The Company issued 1,597,365 Preferred Stock warrants.

The board has approved the creation of an option pool consisting of 2,396,043 Class A Shares to compensate board members, advisors and employees of the Company. As of the time of the review, options for 39,934 shares have been granted.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations, incurred negative working capital and cash flows from operations, and realized losses every year since inception and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.